SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 25, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 25, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   April 25, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – April 25, 2012

Tanzanian Royalty Positive Buckreef Preliminary Economic Assessment

Pre-Tax NPV US$392 Million, Post-Tax IRR 48%

The Company is pleased to announce the results of a Preliminary Economic Assessment (“PEA”) for the Buckreef Project located in the Mwanza Provincial District, Tanzania. The results of the PEA are contained in a Technical Memorandum prepared by Venmyn Independent Projects which has reviewed and approved the contents of this press release. The Company plans to file a National Instrument 43-101 compliant Independent Technical Report on the PEA results within 45 days. The Board of Directors has approved the PEA and has directed management to proceed to a pre-feasibility study. All references herein to “$” are United States dollars.

Highlights:

The Buckreef Project has Measured and Indicated Resources of 44.2 million tonnes at a grade of  1.23g/t gold (at a 0.5g/t gold cut-off grade)  that contain 1.74 million ounces of gold and the main shear hosted gold deposit is open along strike and down dip. The PEA is based on a mining schedule to produce at least 100,000 oz of gold per year; initially from plant feed of 1.8 million tonnes per year which increases in year six to a plant feed of to 3.6 million tonnes per year. Over the estimated 12 year production life the Buckreef Project produces 1.35 million ounces of recovered gold.

The five deposits consist of upper, weathered, oxidized zone overlying variable transition zones and lower, primary, fresh sulphide zone at depth. The mineralization is free milling with direct leach recoveries in the lower 90% range and is amenable to gravity recovery.

The mine designs consist of a number of conventional open pits, the largest of which is 1.8 km in length and extends to a depth of 210 metres below surface. Mining consists of excavator loading of run of mine material (“RoM”) and waste, and Articulated Dump Truck hauling via planned access ramps. The possible pit deepening and/or underground extensions of the mine design have not been included in the PEA. The initial capital cost of the mining equipment is $61.5 million.

RoM will be processed at conventional carbon-in-leach, modular plants. Initially 150,000 tonnes per month of RoM  is crushed, screened and ball milled; and later on 360,000 tonnes per month of ROM is crushed and SAG milled. The downstream circuit includes gravity concentration, intensive cyanidation and carbon in leach. The life of mine weighted average total operating cost is estimated to be in the range of $750 per ounce (before royalty and taxes). The initial capital cost for the plant is $133.9 million.

The total initial capital cost is $ 238.3 million. The Net Present Value (“NPV”) is based on a gold price of $1,600 per ounce and a US$:South African Rand exchange of 8.0. The NPV on a pre-tax basis at a 5% discount rate is $392 million; and at a discount rate of 10% it is $268 million. The NPV on an after tax basis at a discount rate of 5% is 288 million; and at a discount rate of 10% it is $196 million. The most sensitive cost parameter is the plant operating cost, which is most affected by the cost of power. All costs used in the PEA were based either on quotes obtained from suppliers or benchmarking against current similar African operations.

A high level environmental and sensitivity review for purposes of the PEA has not identified any unusual potential remediation measures or fatal flaws.

According to Joseph K Kahama, Chairman and Chief Operating Officer (Tanzania), "The PEA provides a development framework that we believe will be greatly enhanced by our recent exploration successes at Buckreef, results from which remain to be included in the PEA. Based on our exploration work to date, we see considerable growth potential on the resource side, strong potential for improved grades and thicknesses at depth, and the possibility of an underground mining operation to compliment surface operations."

Mineral deposits that are not mineral reserves do not have demonstrated economic viability.

Qualified Persons

Venmyn Independent Projects (Pty) Limited was appointed by Tanzanian Royalty to independently co-ordinate a group of specialist consultants conducting the PEA, to independently review the study results and to compile the 43-101 compliant Independent Technical Report on the PEA. Specialist consultants contributing to the PEA are African Geo-Environmental Services (Pty) Limited, EnviroSim Consulting (Pty) Limited, Epoch Resources (Pty) Limited, Sound Mining Solution (Pty) Limited and K’Enyuka (Pty) Limited. The Qualified Persons are F. Harper B.Sc Hons (Geol), Pr Sci Nat; MGSSA and A.N.Clay M.Sc (Geol), M.Sc (Min. Eng), Dip.Bus.M, Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, IOD, SPE, CIMMP, MPMI, both are full-time employees of Venmyn Projects.

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.